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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

[Petsec Energy Logo]

                                PETSEC ENERGY LTD
                                 ACN 000 602 700

     Media Release

     13 September 2004

        Petsec Energy Ltd to earn Joint Venture interest, onshore Louisiana, USA

     Petsec Energy Ltd (ASX - PSA; ADR's - PSJEY.PK); Petsec Energy has agreed to earn a 25% working interest (17.5% net revenue interest) in a joint venture onshore Louisiana by contributing to the cost of drilling up to three wells. Drilling is expected to commence in September 2004. The Company will not be operator of the joint venture.

     These wells will be additional to Petsec Energy's other announced programme of two wells at Vermilion 258 to commence in September 2004, followed by the drilling of one to three wells at Main Pass 19 commencing late 2004.

     For Further Information:

     Mr. Geoffrey H. Fulcher                    Mr. Ross A. Keogh
     Petsec Energy Ltd                          Petsec Energy Inc.
     Level 13                                   3861 Ambassador Caffery Parkway
     1 Alfred Street                            Suite 500
     Sydney NSW 2000                            Lafayette, LA 70503
     Tel: 612 9247 4605                         Tel: 1 (337) 989 1942
     Fax: 612 9251 2410                         Fax: 1 (337) 989 7271


    Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
                 PO Box R204, Royal Exchange NSW 1225, Australia
              Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
               Company information is available on: petsec.com.au

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Petsec Energy Ltd


Date:  September 15, 2004                By:  /s/ Geoffrey H. Fulcher
                                            --------------------------------
                                            Geoffrey H. Fulcher
                                            Company Secretary